Corficolombiana
Nit 890.300.653-6

FILE No. 823437

RECEIVED
2007 APR -9 A 9:56
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
APR 13 2007
THOMSON FINANCIAL

SUPPL

Cali, April 2, 2007

07022423

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant ~~Corporación Financiera Colombiana S.A.~~'s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)
Corporacion Financiera del Valle SA

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. The Assembly Meeting appointed the firm Laguado Giraldo Ltda. as the Corporation´s Customer Counselor for the Defense in the 2007-2009 period.
2. The Assembly approved the dematerialization of the Corporation´s shares as of March 26, 2007.
3. The Assembly accepted Deloitte & Touche Ltda´s offering to act as Statutory Auditor for the 2007-2008 period..
4. As the reserve shares are not sufficient to pay the dividend in shares, as decreed by the Assembly, an authorized capital increase of Col.Ps 1.715 MM and the formalization of the by-laws reform were authorized by the Assembly.
5. Attached is the profit distribution project approved at the Shareholders´ Assembly meeting.

dlw 4/10

DIRECCION
Bogota: Carrera 13 No. 26-45 Pisos 3, 7 y 8 Pbx. (1) 2863300 Fax (1) 2860163
Cali: Calle 10 No. 4-47 Pbx. (2) 8982222 Fax (2) 8854194 Fax Tesorería (2) 8891351
www.corficolombiana.com

Corficolombiana
Nit 890.300.653-6

6. Attached is the list of the Board of Directors elected at the Shareholders´ General Assembly for the 2007-2008 period.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Oscar Campo Saavedra
Manager of Shareholders

FILE No. 823437

Corficolombiana
Nit 890.300.653-6

RECEIVED
2007 APR -9 A 9:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Cali, April 2, 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporación Financiera Colombiana S.A.´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. The Assembly Meeting appointed the firm Laguado Giraldo Ltda. as the Corporation´s Customer Counselor for the Defense in the 2007-2009 period.
2. The Assembly approved the dematerialization of the Corporation´s shares as of March 26, 2007.
3. The Assembly accepted Deloitte & Touche Ltda´s offering to act as Statutory Auditor for the 2007-2008 period..
4. As the reserve shares are not sufficient to pay the dividend in shares, as decreed by the Assembly, an authorized capital increase of Col.Ps 1.715 MM and the formalization of the by-laws reform were authorized by the Assembly.
5. Attached is the profit distribution project approved at the Shareholders´ Assembly meeting.

DIRECCION
Bogota: Carrera 13 No. 26-45 Pisos 3, 7 y 8 Pbx. (1) 2863300 Fax (1) 2860163
Cali: Calle 10 No. 4-47 Pbx. (2) 8982222 Fax (2) 8854194 Fax Tesoreria (2) 8891351
www.corficolombiana.com

Corficolombiana
Nit 890.300.653-6

6. Attached is the list of the Board of Directors elected at the Shareholders´ General Assembly for the 2007-2008 period.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Oscar Campo Saavedra
Manager of Shareholders

RIDER 2

FILE No. 823437

Corficolombiana
NIt 890.300.653-6

CORPORACION FINANCIERA COLOMBIANA S.A.
IS HEREBY ADVISING ITS SHAREHODLERS AND THE PUBLIC IN GENERAL THAT:

1. Upon decision of the Shareholder's General Assembly made in its March 15th, 2007 meeting, any outstanding equity participating shares of Corporacion Financiera Colombiana S.A. (the "Corporation") shall be in a dematerialized form, as of March 26th, 2007.
2. Therefore, as of the said date, any business taking place over the mentioned participating shares of the Corporation (transfers, burdens, precautionary measures and any encumbrance on the rights contained in their respective value) shall be performed by registering the act or business on the deposit accounts maintained by DECEVAL. The recording on that account shall constitute the respective right.
3. For this purpose, as of March 26th, 2007, the Corporation shall act as Direct Depositor of the shareholders owning the mentioned shares (speaker between the shareholders and DECEVAL), except the shareholders who have a Direct Depositor as of March 26th, 2007.
4. Whoever appears as holder of the electronic register, shall be liable to a certificate issued by DECEVAL on his name, certifying his title and the number of shares he owns.

   Any certificate issued by DECEVAL may be used to exercise the rights inherent to the same; however they may not circulate or be used to transfer the property of the securities.
5. The physical securities representing the Corporation's shares, shall not have any value to the company as of March 26th, 2007.

MERCADOS. El dólar registró una caída de 18 pesos y el Igbc subió 3,23 por ciento

La euforia por Paz del Río impulsó ganancias del día

Edgar Laiton López
Jorge Alberto Arciniegas
Bogotá

El ánimo de los inversionistas no se detuvo con la venta de 52 por ciento de Acerías Paz del Río y



NOTARIO PRIMERO DEL CIRCULO
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL
ORIGINAL DEL DOCUMENTO QUE
A LA VISTA PARA LA CONFRONTACION
02 ABR 2007
NOTARIO PRIMERO

FILE No. 823437

Corficolombiana
Nit 890.300.653-6

RECEIVED
2007 APR -9 A 9:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RIDER 5

DIRECCION
Bogota: Carrera 13 No. 26-45 Pisos 3, 7 y 8 Pbx. (1) 2863300 Fax (1) 2860163
Cali: Calle 10 No. 4-47 Pbx. (2) 8982222 Fax (2) 8854194 Fax Tesorería (2) 8891351
www.corficolombiana.com

FILE No. 823437

Corficolombiana
Nit 890.300.653-6

RELEVANT INFORMATION

The Shareholders´ General Assembly approved the following profit distribution project:

CORPORACION FINANCIERA COLOMBIANA S.A.
PROFIT DISTRIBUTION PROJECT
JULY – DECEMBER 2006

Profit before tax		$ 570.823.863.326,83
Less: tax provisions		$ 12.546.000.000,00
Profit after tax		$ 558.277.863.326,83
To release reserve for future distributions (Taxable) :		$ 69.672.413.974,91
To release reserves for investment valuation (non taxable Promigas) :		$ 19.946.472.878,67
Profit at the disposal of the Assembly :		**$ 647.896.750.180,41**
Reserve on investment valuation Dec 2336 /95	$ 273.309.371.359,00	
Reserve for future distributions	$ 189.577.153.652,54	
Dividend to be distributed in shares, at a par value of $10.00, for a value of $746.77 per share, over 144.209.142 common shares and $746.77 per share, over 9.788.092 non-voting preferred dividend subscribed and paid-in shares as of December 31, 2006. This dividend shall be paid in shares, at 1 common share per 13,497837590 common shares and 1 non-voting preferred dividend share per 13,497837590 non-voting preferred dividend subscribed and paid-in shares as of December 31, 2006. Shares shall be paid on April 30, 2007 who holds the title of shareholder upon the time of making such payment according to the regulation in force. For this purpose, a total of 11.409.030 new shares shall be issued,		

DIRECCION
Bogota: Carrera 13 No. 26-45 Pisos 3, 7 y 8 Pbx. (1) 2863300 Fax (1) 2860163
Cali: Calle 10 No. 4-47 Pbx. (2) 8982222 Fax (2) 8854194 Fax Tesorería (2) 8891351
www.corficolombiana.com

10.683.870 common shares and 725.160 non-voting preferred dividend shares. The unit value of the shares to be submitted shall be the intrinsic value of the shares as of December 31, 2006, that is $10.079.74, of which $10.00 shall be accounted for in the equity account and $10.069.74 shall be accounted for in the legal reserve account for premium in placing of shares	$ 115.000.002.647,79	
Dividend in cash of $454.62 per share over 144.209.142 common shares and 9.788.092 non-voting preferred dividend subscribed and paid-in shares as of December 31, 2006. This dividend shall be paid in six monthly allotments of $75.77 each, within the first five days of each month, from April 1, 2007.	$ 70.010.222.521.08	
EQUAL AMOUNTS	$ 647.896.750.180,41	$ 647.896.750.180,41
In case of any fraction of share upon paying the dividend, such fractions shall be paid in cash and charged to the reserve for future distributions. Any new share submitted as a result of this profit distribution shall not be liable to any payment of dividend in cash over the profits of the July-December 2006 period. The payment of dividend in shares requires the issuance of 11.409.030 new shares. For this purpose an increase of the authorized capital by the Shareholders´ General Assembly shall be proposed.		

Colombian pesos

In relation to the dividend to be distributed in shares, the shareholders may choose the payment in shares or in cash. The shareholders choosing the payment of this part of the dividend in cash (this is a taxable income) and not in shares (no taxable), shall inform on their decision to the General Secretary´s office no later than April 7th, 2007, until 5:00 p.m. with a written communication sent to Carrera 13 No. 24-45 Piso 8 office of the General Secretary of the entity, or fax it to 2863300 extension 8711 in the city of Bogota, or email it at accionistascorficolombiana@corficolombiana.com

Información Relevante

La Asamblea General de Accionistas aprobó el siguiente proyecto de distribución de utilidades:

CORPORACIÓN FINANCIERA COLOMBIANA S.A.
PROYECTO DE DISTRIBUCIÓN DE UTILIDADES
JULIO - DICIEMBRE DE 2006

Utilidad antes de impuestos		$ 570.823.863.326,83
Menos: provisión de impuestos		12.546.000.000,00
Utilidad del ejercicio después de impuestos:		558.277.863.326,83
Liberar reserva futuros repartos (Gravable) :		69.672.413.974,91
Liberar reserva valoración de inversiones (no gravable Promigas) :		19.946.472.878,67
Utilidad a disposición de la Asamblea :		$ 647.896.750.180,41
Reserva sobre valoración de inversiones Dec 2336 /95	$ 273.309.371.359,00	
Reserva para futuros repartos	$ 189.577.153.652,54	
Dividendo a repartir en acciones, de valor nominal $10,00, por valor de $746,77 por cada acción, sobre las 144.209.142 acciones ordinarias, y $746,77 por cada acción, sobre las 9.788.092 acciones con dividendo preferencial y sin derecho a voto suscritas y pagadas a diciembre 31 de 2006. Este dividendo se pagará en acciones, a razón de 1 acción ordinaria por cada 13,497837590 acciones ordinarias, y 1 acción con dividendo preferencial y sin derecho a voto por cada 13,497837590 acciones con dividendo preferencial y sin derecho a voto, suscritas y pagadas a 31 de diciembre de 2006. El pago de las acciones se hará el día 30 de abril de 2007 a quien tenga la calidad de accionista al tiempo de hacerse exigible el pago de conformidad con la regulación vigente. Para tal fin se emitirán un total de 11.409.030 nuevas acciones, 10.683.870 acciones ordinarias y 725.160 acciones con dividendo preferencial y sin derecho a voto. El valor unitario de las acciones que serán entregadas corresponderá al valor intrínseco al 31 de diciembre de 2006, $10.079,74, de los cuales $10,00 serán contabilizados en la cuenta de capital y $10.069,74 en la cuenta de reserva legal por prima en colocación de acciones.	$ 115.000.002.647,79	
Dividendo en efectivo de $454,62 por acción sobre las 144.209.142 acciones ordinarias y las 9.788.092 acciones con dividendo preferencial y sin derecho a voto, suscritas y pagadas a diciembre 31 de 2006. Este dividendo se cancelará en seis cuotas mensuales de $75,77 cada una, pagaderas dentro de los cinco primeros días de cada mes a partir del 1° de abril de 2007.	$ 70.010.222.521,08	
SUMAS IGUALES	**$ 647.896.750.180,41**	**$ 647.896.750.180,41**

En caso de presentarse fracción de acción al momento del pago del dividendo, las fracciones se pagarán en efectivo con cargo a la reserva para futuros repartos. Las acciones nuevas entregadas como producto de la presente distribución de utilidades, no tendrán derecho al pago del dividendo en efectivo sobre las utilidades del ejercicio julio-diciembre de 2006 . Para el pago del dividendo en acciones se requiere la emisión de 11.409.030 nuevas accciones, para lo cual se propondrá el aumento del capital autorizado en la asamblea general de accionistas.

Sobre el dividendo a repartir en acciones, los accionistas pueden optar por el pago en acciones o en efectivo. Los accionistas que opten por el pago de esta parte del dividendo en efectivo (este ingreso es gravable) y no en acciones (no gravadas), deberán informarlo a la Secretaria General de la sociedad a más tardar el 27 de abril de 2007, hasta las 5:00 p.m. mediante comunicación dirigida a la carrera 13 No. 26-45 piso 8 oficinas de la Secretaría General de la entidad, al fax:2863300 extensión 8711 de la ciudad de Bogotá o al correo electrónico accionistascorficolombiana@corficolombiana.com

FILE No. 823437

Corficolombiana
Nit 890.300.653-6

RIDER 6

FILE No. 823437

Corficolombiana
Nit 890.300.653-6

BOARD OF DIRECTORS

PRINCIPALS	ALTERNANTES
LUIS CARLOS SARMIENTO GUTIERREZ*	JOSE FERNANDO ISAZA DELGADO*
CARLOS ARCESIO PAZ BAUTISTA*	JORGE IVÁN VILLEGAS MONTOYA*
ALEJANDRO FIGUEROA JARAMILLO*	JUAN MARÍA ROBLEDO URIBE*
EFRAÍN OTERO ALVAREZ*	GERARDO SILVA CASTRO*
JOSÉ HERNÁN RINCÓN GÓMEZ*	ALVARO DE JESÚS VELÁSQUEZ COOK*
HERNANDO JOSÉ GÓMEZ RESTREPO**	SANTIAGO MADRIÑÁN DE LA TORRE**
RICARDO OBREGÓN TRUJILLO**	RODRIGO LLORENTE MARTÍNEZ**

* Non Independents
** Independents

END

DIRECCION
Bogota: Carrera 13 No. 26-45 Pisos 3, 7 y 8 Pbx. (1) 2863300 Fax (1) 2860163
Cali: Calle 10 No. 4-47 Pbx. (2) 8982222 Fax (2) 8854194 Fax Tesorería (2) 8891351
www.corficolombiana.com